Exhibit 99.28

99.28 News Release Dated July 31, 2013 INVESTOR RELATIONS CONTACT: Craig Armitage TMX Equicom (416) 815-0700 ext. 278 carmitage@tmxequicom.com

FOR IMMEDIATE RELEASE	Toronto Stock Exchange Symbol: DND

CIPHER REPORTS RECORD FINANCIAL RESULTS FOR Q2 2013

Revenue increases to $5.5 million; Company records earnings per share of $0.13

MISSISSAUGA, Ontario, July 31, 2013 — Cipher Pharmaceuticals Inc. (TSX: DND) (“Cipher”) today announced its financial and operational results for the three and six months ended June 30, 2013.

Q2 2013 Highlights

•                  Net revenue increased to $5.5 million, from $1.6 million in Q2 2012.

•                  EBITDA of $3.3 million versus $0.4 million in Q2 2012.

•                  Net income was $3.1 million, or $0.13 per basic share, compared with net income of $0.02 million, or $0.01 per basic share, in Q2 2012.

•                  Cash balance increased to $17.8 million at quarter end, compared with $15.8 million at December 31, 2012 and $16.5 million at March 31, 2013.

•                  Out-licensed Latin American distribution rights for CIP-TRAMADOL ER to Tecnofarma International Ltd.

•                  Subsequent to quarter end, announced the Canadian launch of Epuris™ (isotretinoin) capsules.

“The continued strong growth of Absorica™ drove significant gains in our revenue, earnings and cash for the second quarter,” said Larry Andrews, President and CEO of Cipher. “The product was up to 13.1% share of the U.S. isotretinoin market by June, from 7.5% at the end of Q1(1), and the feedback from our marketing partner Ranbaxy has been very positive. We launched the product in Canada in late June with our own sales force and are pursuing out-licensing agreements in other markets. We are also looking at opportunities to expand our product portfolio.”

Financial Review and Outlook

Net revenue for Q2 2013 was $5.5 million, compared with $1.6 million in Q2 2012.  The year-over-year increase was mainly driven by the success of Absorica™, which contributed $4.2 million of net revenue in Q2 2013 versus $0.3 million in Q2 2012.  Net revenue from Lipofen® was $0.8 million in Q2 2013, compared with $0.9 million in Q2 2012. Net revenue from the Company’s extended release tramadol product (ConZip®/Durela®) increased to $0.5 million in Q2 2013, compared with $0.4 million in Q2 2012.

Research and Development expense in Q2 2013 was $0.3 million, the same level as incurred in Q2 2012. Selling, General and Administrative (“SG&A”) expenses for Q2 2013 increased to $1.9 million, compared to $0.9 million in Q2 2012. The year-over-year increase in SG&A reflects the planned build out of the Company’s commercial infrastructure in Canada to support the launch of Epuris™ and future products.  The Company incurred approximately $0.5 million of one-time costs to support the June 2013 launch of Epuris™.

Net income in Q2 2013 grew to $3.1 million, or $0.13 per basic share ($0.12 per diluted share), compared with net income of $0.2 million, or $0.01 per basic and diluted share, in Q2 2012.

The Company’s cash position increased at quarter end. As at June 30, 2013, Cipher had cash and cash equivalents of $17.8 million, compared with $15.8 million at December 31, 2012.

(1)  Source: IMS Health. Market share calculated based on total isotretinoin prescriptions.

For the second half of fiscal 2013, Cipher expects continued aggregate revenue growth from its currently marketed products and the recent introduction of Epuris™ in Canada. In particular, the Company expects the full-year contribution of Absorica™ to be a primary revenue driver.  In 2013, Cipher will be investing in commercial sales and marketing capabilities in Canada. The Company expects an increase in operating expenses of approximately $1.0 million to $1.5 million during the balance of 2013, compared to the same period in 2012, related to the launch of Epuris™ in Canada. Cipher expects its revenue growth to continue to offset the additional spending required to build its commercial infrastructure in Canada.

Product Update

Absorica™/Epuris™ (CIP-ISOTRETINOIN)

Absorica™ was released in the U.S. market in late November 2012.  The product has performed strongly to date, achieving 13.1% market share by June 2013, based on total isotretinoin prescriptions.  In addition, the overall U.S. isotretinoin market continues to show growth. Prescriptions increased by 15%(2) in the first half of 2013 and by 17%(3) in Q2 2013, over the comparable periods in the prior year.

The product was also approved by Health Canada in Q4 2012 under the trade name Epuris™. Cipher launched Epuris™ in June 2013, supported by a field sales force of six fully dedicated representatives.

Lipofen®(CIP-FENOFIBRATE)

In Q2 2013, Lipofen® prescriptions were 6% below Q2 2012 levels, however, Cipher’s royalty increased over the period due to the 3% increase in the royalty rate compared to prior year. Kowa Pharmaceuticals America, Cipher’s U.S. marketing partner for Lipofen®, plans to continue to promote the product in a second detail position throughout the remainder of 2013.

ConZip®/Durela® (CIP-TRAMADOL ER)

Cipher’s extended-release tramadol is marketed in the U.S. by Vertical Pharmaceuticals under the trade name ConZip®. In Q1 2013, Vertical expanded its sales force from 60 to 75 representatives, which has contributed to improved performance. In Q2 2013, prescriptions grew 5% compared to Q2 2012.  In Canada, Medical Futures launched the product in March 2012 under the trade name Durela®, with a dedicated sales force comprising 22 representatives. The product demonstrated steady improvement and market share growth during Q2 2013.

Cipher is actively pursuing marketing partners for CIP-TRAMADOL ER and CIP-ISOTRETINOIN in other territories, including Latin America. During Q2 2013, Cipher granted the Latin American distribution rights to CIP-TRAMADOL ER to Tecnofarma International Ltd. Tecnofarma, headquartered in Uruguay, operates in 18 Latin American countries and following regulatory approval, plans to launch the product in several jurisdictions, including Brazil and Mexico.

Other Products

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. The efficacy and safety of the Betesil® Patch has been established in three successful phase III trials, and the product is currently marketed in several European countries. Cipher is working toward completion of a New Drug Submission for the product and will provide additional detail on expected timelines and plans in the coming months.

In addition, the Company is seeking other late-stage to commercial-stage product candidates targeting specialty markets to support its commercial marketing and sales presence in Canada.

Notice of Conference Call

Cipher will hold a conference call today, July 31, 2013, at 8:30 a.m (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. A live audio webcast of the call will be available at www.cipherpharma.com. The webcast will be archived for 90 days.

(2)  Source: IMS Health

(3)  Source: IMS Health

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND; OTC: CPHMF) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

For more information, please contact:

Craig Armitage	Larry Andrews
Investor Relations	President and CEO
TMX Equicom	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 324
(416) 815-0080 fax	905) 602-0628 fax
carmitage@tmxequicom.com	landrews@cipherpharma.com